Exhibit 99.4

Snow Lake Lithium Announces Results of the Annual General and Special Meeting of Shareholders – Nominees of the Concerned Shareholders Elected to the Board of Directors With Over 90% Support From Those Voting

WINNIPEG, MB / ACCESSWIRE / January 17, 2023 / Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ:LITM) (“Snow Lake Lithium” or the “Company”) is pleased to announce the results of its annual general and special meeting of the shareholders held on January 17, 2023 (the “Meeting”) at which 9,514,820 (53.08%) of the votes attached to the issued and outstanding common shares of the Company (the “Shares”) were represented.

The board of directors of Snow Lake Lithium (the “Board”) was fixed at six directors (9,388,933 For, 104,239 Against and 22,188 Abstained). As per below, each of the nominees of the group of Concerned Shareholders were elected to the Board, in addition to Mr. Dale Shultz, to hold office until the next annual general meeting of shareholders or until they otherwise cease to hold office.

DIRECTOR	FOR	%*	WITHHELD	%*
Dale Schultz	9,370,557	98.58%	134,337	1.41%
Peretz Schapiro	8,814,607	92.74%	92,212	0.97%
Nachum Labkowski	8,812,507	92.72%	94,312	0.99%
Brian Imrie	8,812,507	92.72%	94,312	0.99%
Shlomo Kievman	8,812,507	92.72%	94,312	0.99%
Kathleen Skerrett	8,812,507	92.72%	94,312	0.99%
OTHER NOMINEES
David Wasyng	441,838	4.65%	156,237	1.64%
Hadassah Slater	441,430	4.64%	156,645	1.65%
Tim Cattani	433,341	4.56%	164,734	1.73%
Philip Gross	432,313	4.55%	165,762	1.74%
Allan Engel	430,766	4.53%	167,309	1.76%

* - Percentage of those voting.

As a result, Dale Schultz, Nachum Labkowski, Brian Imrie, Peretz Schapiro, Shlomo Kievman and Kathleen Skerrett shall serve as directors of the Company until the next annual general meeting of shareholders or until they otherwise cease to hold office. Full details and backgrounds regarding each of the directors is included in the information circular of the Concerned Shareholders dated November 29, 2022, which was filed on the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov..

In addition, shareholders of the Company: approved an ordinary resolution to reappoint De Visser Gray LLP as the auditor of the Company for the ensuing year and authorize the directors of the Company to set the auditor’s remuneration (9,353,918 For, Nil Against and 161,502 Abstained); and approved an ordinary resolution ratifying the adoption of the amendments to the Company’s by-laws (9,202,751 For, 239,655 Against and 73,014 Abstained).

Furthermore, the Company announces that Philip Gross and Derek Knight are no longer with the Company. At a meeting of the Board following the Meeting, Nachum Labkowski was appointed Chairman of the Board. In addition, the Board appointed a special committee to handle the immediate search for an interim and permanent CEO for the Company.

Nachum Labkowski, Chairman of the Board, commented:

“We are pleased to see that shareholders have shown their overwhelming support for the Concerned Shareholders and the Concerned Shareholders’ nominees.

As a board, we look forward to working together productively, as we continue to develop the Company’s projects. We are eagerly anticipating the start of a new 5,000m drill program later this week, and know there is a lot of work ahead of us. We would like to thank all shareholders for their patience and support.

We look forward to putting the Company back on track and setting it up for long term success.”

About Snow Lake Resources Ltd.

Snow Lake is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with restoring Snow Lake Lithium. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors

ir@snowlakelithium.com

Media

media@snowlakelithium.com

Twitter:

@SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.

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